UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Artisan Acquisition Corp.
(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G0509L102
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) The Segantii Asia-Pacific Equity Multi-Strategy Fund
2.	check the appropriate box if a group	(a) □ (b) □
3.	sec use only
4.	citizenship or place of organization Cayman islands

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	2,928,649
	7.	sole dispositive power	0
	8.	shared dispositive power	2,928,649

9.	aggregate amount beneficially owned by each reporting person	2,928,649
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11.	percent of class represented by amount in row (9)	8.6%
12.	type of reporting person (See Instructions)	CO

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management (Cayman) Limited
2.	check the appropriate box if a group	(a) □ (b) □
3.	sec use only
4.	citizenship or place of organization Cayman Islands

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	2,928,649
	7.	sole dispositive power	0
	8.	shared dispositive power	2,928,649

9.	aggregate amount beneficially owned by each reporting person	2,928,649
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11.	percent of class represented by amount in row (9)	8.6%
12.	type of reporting person (See Instructions)	FI

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management Limited
2.	check the appropriate box if a group	(a) □ (b) □
3.	sec use only
4.	citizenship or place of organization Hong Kong

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	2,928,649
	7.	sole dispositive power	0
	8.	shared dispositive power	2,928,649

9.	aggregate amount beneficially owned by each reporting person	2,928,649
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11.	percent of class represented by amount in row (9)	8.6%
12.	type of reporting person (See Instructions)	IA

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management (UK) Limited
2.	check the appropriate box if a group	(a) □ (b) □
3.	sec use only
4.	citizenship or place of organization United Kingdom

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	2,928,649
	7.	sole dispositive power	0
	8.	shared dispositive power	2,928,649

9.	aggregate amount beneficially owned by each reporting person	2,928,649
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11.	percent of class represented by amount in row (9)	8.6%
12.	type of reporting person (See Instructions)	IA

1.	Names Of Reporting Person I.R.S. Identification No. Of Above Person (Entities Only) Segantii Capital Management (USA) LLC
2.	check the appropriate box if a group	(a) □ (b) □
3.	sec use only
4.	citizenship or place of organization Delaware

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	2,928,649
	7.	sole dispositive power	0
	8.	shared dispositive power	2,928,649

9.	aggregate amount beneficially owned by each reporting person	2,928,649
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
11.	percent of class represented by amount in row (9)	8.6%
12.	type of reporting person (See Instructions)	IA

Item 1.
(a) Name of Issuer:	Artisan Acquisition Corp.
(b) Address of Issuer’s Principal
Executive Offices:	71 Fort Street, Box 500,
Grand Cayman, Cayman Islands, KY1-1106

Item 2.
(a) Name of Person Filing:
This statement is filed by (i) The Segantii Asia-Pacific Equity Multi-Strategy Fund (the “Fund”), (ii) Segantii Capital Management (Cayman) Limited (the “Manager”), (iii) Segantii Capital Management Limited (the “Investment Advisor”), (iv) Segantii Capital Management (UK) Limited (the “UK Sub-Advisor”), and (v) Segantii Capital Management (USA) LLC (the “US Sub-Advisor”). The foregoing are collectively referred to herein as the “Reporting Persons.”

The Fund holds securities of the issuer. The Manager serves as the investment manager, the Investment Advisor serves as the investment advisor for the Fund and the UK Sub-Advisor and US Sub-Advisor serve as the sub-advisors to the Fund. The Reporting Persons may be deemed to share voting and dispositive power with respect to 2,928,649 Class A ordinary shares, consisting of 2,000,000 Class A ordinary shares and 928,649 units, each consisting of one Class A ordinary share and one-third of one redeemable warrant.  The Fund also holds 666,666 warrants.  The warrants are not currently exercisable for Class A ordinary shares; accordingly, the warrant shares are not included in this report.

(b) Address of Principal Business Office:	The principal office of the Fund and the Manager is Campbell Corporate Services Limited, Floor 4, Willow House, Cricket Square, Grand Cayman KY1-9010, Cayman Islands.

The principal office of the Investment Advisor is 21/F, 100QRC, 100 Queen’s Road Central, Hong Kong.

The principal office of the UK Sub-Advisor is 5th Floor, Aldermary House, 10–15 Queen Street, London, EC4N 1TX, United Kingdom.

The principal office of the US Sub-Advisor is 300 Park Avenue, Suite 2502, New York, NY 10022.

(c) Citizenship:	The Fund and the Manager are both incorporated in the Cayman Islands. The Investment Advisor is incorporated in Hong Kong.
The UK Sub-Advisor is incorporated in the United Kingdom.
The US Sub-Advisor is incorporated in the State of Delaware.

(d) Title of Class of Securities:	Units, each consisting of one Class A ordinary share, par value $0.0001 per share, and one-third of one redeemable warrant

(e) CUSIP Number:	G0509L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.                      Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Amount beneficially owned:	2,928,649 for all Reporting Persons.
Percent of class:	8.6%
Calculation of percentage of beneficial ownership is based on 33,934,235 units outstanding as of August 13, 2021, as disclosed in the Issuer’s Form 10-Q filed on November 15, 2021.
Number of shares as to which the person has:
(i)            Sole power to vote or to direct the vote:
0 for all Reporting Persons

(ii)            Shared power to vote or to direct the vote:
2,928,649 for all Reporting Persons
(iii)            Sole power to dispose or to direct the disposition:
0 for all Reporting Persons

(iv)            Shared power to dispose or to direct the disposition:
2,928,649 for all Reporting Persons
Item 5.                          Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.
Items 6 – 9.          Not Applicable.

Item 10.                      Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 20, 2022

The Segantii Asia-Pacific Equity Multi-Strategy Fund

By:   /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Authorized Signatory

Segantii Capital Management (Cayman) Limited

By:   /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Head of Legal and Compliance

Segantii Capital Management Limited

By:   /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Head of Legal and Compliance

Segantii Capital Management (UK) Limited

By:   /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Director

Segantii Capital Management (USA) LLC

By:   /s/ NIRAL HARISH MARU
Name: NIRAL HARISH MARU
Title: Director